

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 6, 2016

<u>Via E-mail</u>
Liu Xiangyao, Chief Executive Officer
Yangtze River Development Limited
183 Broadway
Suite 5
New York, NY 10007

> **Re:** **Yangtze River Development Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 17, 2016**
> **File No. 333-209579**

Dear Mr. Xiangyao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2016 letter.

<u>General</u>

1.   We note your response to our prior comment 1. Please revise your disclosure in the prospectus to include the information in your response to us regarding your main source of expected income.

2.   We refer to your website, which discusses your business and the potential success of your logistics project, which is still under development. Please note that communications are restricted during the waiting period by Section 5(b)(1) of the Securities Act of 1933, as amended. Please provide us with an analysis as to the treatment of information on your website for purposes of Section 5 of the Securities Act.

3.   In addition, we note that on your website you have presented pictures of loading docks and other properties. Please advise whether you or your affiliates own these properties. If so, please revise as appropriate to provide a caption identifying the individual or entity who owns the properties. If you, or a related party, do not own the properties, please consider removing the pictures from your website or tell us why you believe inclusion of such pictures is appropriate.

4.   We note your response to comment 2 of our letter. We note that you do not intend to issue the "placement agent warrants" until the close of the offering. Please advise us why this issuance would not be considered a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering under Rule 415(a)(1)(x).

Risk Factors, pages 6 – 24

5.   We have considered your response to comment 3 and continue to believe that risk factor disclosures related to your evaluation of internal control over financial reporting are relevant. Please revise accordingly.   Your disclosures should address similar questions outlined within our initial comment.

Description of Business, page 28

Sales and Marketing, page 34

6.   We note your response to comment 4 of our letter. We reissue our comment in part. We note that the employment agreements were entered into with Kirin International Holding, Inc., and that you have disposed of that business. Please explain why these employees are still obligated to you under the agreements that were entered into with Kirin.

Management's Discussion and Analysis …, page 40

Liquidity and Capital Resources, page 47

7.   We have considered your response to comment 5 and reissue our previous comment. Given your historical net loss position and negative cash flow from operating activities, please revise to expand your disclosure to discuss the pertinent facts and circumstances related to the commitment letter provided by your majority shareholder including any conditions and limitations.   Your revised disclosure should highlight the fact that the company has incurred net losses for a number of years, currently is not generating revenues, and discuss any other plans by management to alleviate the potential cash flow concerns.   Additionally, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K.

Note 6 – Real Estate Properties and Land Lots Under Development, page F-14

8.   We have considered your response to comment 7 and reviewed your revised disclosures. As it relates to your land lots undeveloped, please confirm that the acquisition of such land lots was also funded through a combination of bank loans and advances from shareholders or clarify the source of funds for the acquisition.   In addition, please revise your disclosure to clearly indicate when your investments in undeveloped land were acquired. Finally, please clarify for us whether you directly own your land lots undeveloped or if your investment takes the form of land use rights.

9.   Please explain how you determined the fair value of the undeveloped land at acquisition. Your response should explain the fair value technique utilized and the significant inputs and assumptions relied upon.   To the extent applicable, please also clarify whether any independent third party appraisals were obtained when the undeveloped land was acquired.

10.   Further to our above comment, we note you test impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate potential impairment.   We note that no impairment losses were recognized for the years ended December 31, 2015 and 2014.   It would appear that the inputs and assumptions in determining fair value have remained unchanged since acquisition.   Please confirm and/or clarify any changes that have occurred. To the extent things have remained status quo, please explain the factors considered that support your assessment and conclusions regarding no impairments required.

Note 16 – Related Party Transactions, page F-18 to F-19

11.   The information outlined within your response to comment 5 appears to be inconsistent with your footnote disclosures. Within your footnote disclosures, the $285 million loan and subsequent forgiveness appears to be attributed to Wuhan Renhe Group Co, Ltd. owned by a Mr. Wang Geng, a former shareholder.   Please clarify and/or revise accordingly.

Exhibit 23.1

12.   We note that DCAW (CPA) Limited has succeeded Dominic K.F. Chan & Co.'s license to audit U.S. public company regulated by PCAOB, effective from May 1, 2016.   Please revise the consent to where your auditor signs as DCAW (CPA) Limited and parenthetically note (as successor to Dominic K.F. Chan & Co.).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

General

13.   We have considered your response to comment 8.   Filing of the S-1 amendment does not replace the need to file an Item 4.02 8-K.   Please file an Item 4.02 8-K that includes the following;

- The date of the conclusion regarding non-reliance
- The financial statement years and periods that should no longer be relied upon
- A brief description of the facts underlying your conclusion
- A statement whether your audit committee or its alternative has discussed this matter with your independent accountants.
- When the restated financial statements were filed.

Item 9A – Controls and Procedures, page 29

14.   We have considered your response to comment 9 and continue to believe that your disclosure controls and procedures and internal control over financial reporting were not effective in preventing the errors that resulted in your need to file an amended 10-K. Please amend your 10-K further to revise conclusions accordingly.

        You may contact Wilson Lee at (202)551-3468 or Robert Telewicz, Accounting Branch Chief, at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

                                                            Sincerely,

                                                            /s/ Sonia Gupta Barros

                                                            Sonia Gupta Barros
                                                            Assistant Director
                                                            Office of Real Estate and
                                                            Commodities

cc: Gregg E. Jaclin, Esq. (*via e-mail*)